Exhibit 99.7

Chunghwa Telecom

September 10, 2014

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Aug 2014

1)	Sales volume (NT$ Thousand)

Period	Items	2014	2013	Changes	%

Aug	Net sales	18,563,811	19,099,879	(-)536,068	(-)2.81%

Jan-Aug	Net sales	147,829,005	150,188,008	(-)2,359,003	(-)1.57%

b	Trading purpose : None